ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the nine month period ended February 28, 2005.

This MD&A is prepared as of April 7, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2	Overview

Rockwell Ventures Inc. ("Rockwell", or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In January 2004, Rockwell optioned its Ricardo mineral property in Chile to Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). In January 2005, Rio Tinto terminated this option.

In November 2004, Rockwell announced that it had agreed to earn-in and joint venture a number of early stage exploration projects held by Amarc Resources Ltd. (“Amarc”), a related company. In December 2004, Rockwell had earned an interest in these properties to the extent of $600,000.

Currently, Rockwell is also assessing new prospects for acquisition.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company will seek partners to continue exploration.

Rockwell’s wholly-owned subsidiary Minera Ricardo Resources Inc. SA ("Minera Ricardo") has applied for two easements in an attempt to protect the Company’s mining rights and to receive fair compensation from Codelco. Rockwell continues its litigation.

In January 2004, Minera Ricardo signed a Letter of Understanding with Rio Tinto, whereby Rio Tinto could acquire a 100% interest in a majority of the claims (about 15,760 hectares) of the Ricardo property. Rio Tinto carried out 4,602 meters of drilling, distributed in 8 vertical (combined reverse circulation and diamond) holes on the Ricardo Project and subsequently terminated its option on the property.

There are targets on the Ricardo property that have yet to be tested, and the Company is seeking partners to continue exploration.

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

British Columbia Properties

In November 2004, the company entered into a Farmout Agreement with Amarc, a company with certain directors in common with Rockwell. Pursuant to the agreement with Amarc, Rockwell had to incur $600,000 in exploration expenditures to earn up to 50% interests in certain exploration projects, then the companies can either form a joint venture to jointly fund further exploration on the projects or Amarc may purchase all or any of Rockwell's earned interests in the projects for the fair value of those interests in cash or shares as valued at the time of acquisition. In December 2004, the Company earned an interest in these properties to the extent of $600,000.

The Crystal and Hook projects are located in the Cariboo region and the M3, M4, M5, Tsil and Kalder projects are located in the Prince George region of central British Columbia. All of the projects are in areas prospective for porphyry gold-copper occurrences.

A total of 80 km of induced polarization surveys were performed on the Cariboo properties in 2004. A number of anomalies were identified, and the anomalies were tested with a total of two drill holes. The Crystal property drilling yielded negative results and the property was allowed to lapse subsequent to the end of the fiscal quarter. The Hook property drilling also yielded negative results. Subsequent to the end of the fiscal quarter, the Hook property was vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell will have an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group.

A total of 130 km of induced polarization surveys were performed on the properties in the Prince George region in 2004. A number of anomalies were identified, and the anomalies were tested with a total of four drill holes. The Company is reviewing its potential joint venture status on the properties.

For a period of 180 days after Rockwell has earned its working interest, Amarc has the exclusive right to purchase, at its option, the Company's earned interests for a number of Amarc common shares (or cash equivalent) but shall not be less than 110% of the qualified expenditures incurred by or for the account of Rockwell to earn its interest. If Amarc elects to issue common shares, the common shares to be issued upon exercise would be valued at the weighted average five-day trading price as quoted on the TSX Venture Exchange prior to the date of the call notice.

Market Trends

Copper prices, which averaged US$1.30/lb in 2004, have continued to increase in 2005. Copper prices have averaged US$1.49/lb to date in calendar 2005.

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheets	May 31, 2004	May 31, 2003	May 31, 2002
Current assets	$1,895,141	$121,756	$597,889
Mineral properties	46,857	46,857	46,857
Other assets	32,190	28,935	70,000
Total assets	1,974,188	197,548	714,746

Current liabilities	33,406	256,003	103,787
Shareholders’ equity (deficiency)	1,940,782	(58,455)	610,959
Total liabilities	$1,974,188	$197,548	$714,746

	Year ended	Year ended	Year ended
Operations	May 31, 2004	May 31, 2003	May 31, 2002
Exploration	$525,619	$482,256	$1,221,271
Legal, accounting and audit	48,402	25,297	131,407
Office and administration	325,178	242,081	345,643
Shareholder communications	16,987	55,519	32,013
Travel and conference	49,325	34,125	33,883
Trust and filing	33,139	8,734	21,104
Subtotal	998,650	848,012	1,785,321
Foreign exchange loss (gain)	(34,856)	(12,936)	831
Loss (gain) on sale of marketable securities	(9,645)	–	1,298
Interest income	(28,151)	(2,368)	(4,086)
Other	25,000	21,600	(30,000)
Subtotal	950,998	854,308	1,753,364
Stock-based compensation	445,020	–	–
Loss for the period	$1,396,018	$854,308	$1,753,364

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.04)

Weighted average number of common shares	70,978,179	54,949,229	46,862,339
outstanding

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

The loss for the quarter ended February 28, 2005 increased to $773,000 compared to the loss of $175,000 in the previous quarter. It is also an increase when compared to the loss of $494,000 for the third quarter of fiscal 2004. The loss in the current quarter resulted mainly from exploration expenses incurred pursuant to the Company’s Agreement with Amarc on the British Columbia properties.

Expenses in the third quarter of fiscal 2005, excluding write-down of marketable securities, foreign exchange, and interest, increased to $824,000 from $148,000 in the second quarter of fiscal 2005 and decreased from $1,012,000 in the third quarter of fiscal 2004.

The main expense decrease, compared to the third quarter of fiscal 2004, was in stock-based compensation (2005 - $1,000; 2004 - $323,000), and there was also a decrease in office and administration expenses (2005 - $100,000; 2004 - $136,000).

Exploration expenses, excluding stock-based compensation, for the quarter ended February 28, 2005 were $657,000 as compared to $46,000 for the second quarter of fiscal 2005. Exploration expenses increased in comparison to the third quarter of fiscal 2004 (2005 - $675,000; 2004 - $478,000). The main exploration expenditures for the quarter were on site activities at the British Columbia properties (2005 – $600,000; 2004 – $nil).

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31	Feb 28
	2005	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	$769	$1,505	$1,611	$1,895	$2,967	$89	$93	$122	$137
Mineral properties	47	47	47	47	97	47	47	47	47
Other assets	32	32	32	32	29	29	29	29	33
Total assets	848	1,584	1,690	1,974	3,093	165	169	198	217

Current liabilities	–	17	22	33	666	472	355	256	60
Shareholders’ equity (deficiency)	848	1,567	1,668	1,941	2,428	(308)	(186)	(58)	157
Total liabilities and, shareholders’equity	848	1,584	1,690	1,974	3,093	164	169	198	217

Working capital (deficit)	769	1,488	1,589	1,861	2,302	(383)	(262)	(134)	77

Expenses
Legal, accounting and audit	17	24	2	18	15	14	1	12	6
Office and administration	100	65	62	73	109	97	46	56	74
Shareholder communications	14	4	1	2	8	6	–	–	43
Travel and conference	–	–	3	20	29	–	–	22	–
Trust and filing	17	4	1	2	22	8	1	(2)	6
Subtotal	148	97	69	115	185	125	48	88	129
Exploration	675	46	84	384	(18)	79	80	120	217
Subtotal	823	145	153	499	167	204	128	208	346
Foreign exchange(gain) loss	(42)	30	15	(13)	(22)	–	1	1	(15)
Gain on sale of marketable
securities	(6)	–	–	(10)	–	–	–	–	–
Interest income	(3)	(7)	(6)	(12)	(15)	–	(2)	–	–
Write down of marketable securities	–	4	111	25	–	–	–	5	–
Subtotal	772	173	273	489	130	204	127	214	331
Stock-based compensation	1	3	5	81	364	–	–	–	–
Loss for the period	$773	$175	$278	$570	$494	$204	$127	$214	$331

Basic and diluted loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)

Weighted average number of common shares outstanding (thousands)	93,747	93,233	92,826	92,816	80,437	55,208	55,199	55,129	55,129

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At February 28, 2005, the Company had working capital of approximately $769,000, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no commitments for capital expenditures as of February 28, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company. Rockwell reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $106,909 in the third quarter of fiscal 2005, as compared to $68,269 in the second quarter of fiscal 2005, and decreased from $247,354 in the comparable quarter of fiscal 2004.

During the nine month period ended February 28, 2005, the Company paid $1,060 to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company.

During the period ended February 28, 2005, the Company paid $11,814 to Euro-American Capital Corporation, a private company controlled by a director of the Company.

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in notes 5 and 6 of the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL VENTURES INC.
PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at April 7, 2005, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				94,080,775

Share purchase options	May 20, 2005	0.10	45,000
	May 20, 2005	0.12	25,500
	May 20, 2005	0.15	4,895,000
	May 20, 2005	0.16	45,000
	May 19, 2006	0.08	120,000	5,130,500

Warrants	December 31, 2005	0.10	36,275,000	36,275,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.